Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Patriot National Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-10981) on Form S-3 and in the registration statement (No. 333-179204) on Form S-8 of Patriot National Bancorp, Inc., of our reports dated March 22, 2013, with respect to the consolidated balance sheets of Patriot National Bancorp, Inc. and subsidiary as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Patriot National Bancorp, Inc.

/s/ KPMG LLP

Stamford, Connecticut

March 22, 2013